

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2022

Lawrence Martin
Chief Financial Officer
Hallador Energy Co
1183 East Canvasback Drive
Terre Haute, Indiana, 47802

   Re: Hallador Energy Co
     Form 10-K for the Fiscal Year ended December 31, 2020
     10-K filed March 9, 2021
     File No. 001-34743

Dear Mr. Martin:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation